Exhibit 99.1

NICE Reports Strong Revenue and EPS Growth
For the Third Quarter 2016

Growth Driven by Cloud and Analytics

The Company Expects to Complete the Acquisition of inContact within Two Weeks

Paramus, New Jersey, November 10, 2016 - NICE (NASDAQ: NICE) today announced results for the third quarter ended September 30, 2016.

Third Quarter 2016 Financial Highlights

GAAP	Non-GAAP
Revenue growth of 7% year-over-year	Revenue growth of 9% year-over-year
Gross margin of 67.1% compared to 66.3% last year	Gross margin of 72.2% compared to 69.8% last year
Operating profit of $36 million, down 5% year-over-year	Operating profit of $64 million, up 15% year-over-year
Operating margin of 15.2% compared to 17.1% last year	Operating margin of 26.7% compared to 25.2% last year
Diluted EPS from continuing operations of $0.53 versus $0.48 last year, 10% growth	Diluted EPS from continuing operations of $0.83 versus $0.75 last year, 11% growth

“We are pleased to report another quarter of solid growth and profitability,” said Barak Eilam, CEO of NICE.  “Excluding the impact of currency exchange rates, we delivered our second consecutive quarter of double digit revenue growth, as well as, another quarter of double digit EPS growth.”

Mr. Eilam continued, “The customer service market is evolving due to the need for more sophisticated analytics, the rapid transition to omni-channel and Cloud. The strategic steps that we have taken including our technology and portfolio innovation, Nexidia analytics and the acquisition of inContact, a leader in omni-channel cloud, have positioned us well to capitalize on the significant market opportunities.

“We are encouraged by the very high level of interest among customers and partners since the announcement of the inContact acquisition, and we are extremely pleased by the positive feedback we have received from them, as well as, the positive reviews from industry analysts.”

Dividend Declaration

The Company declared a cash dividend for the third quarter of 2016 of $0.16 per share. The record date will be November 22th, 2016 and the payment date will be December 6th, 2016. Tax will be withheld at a rate of 15%.

GAAP Financial Highlights for the Third Quarter Ended September 30:

The following GAAP financial data, excluding cash flow and cash balance, are from continuing operations, which exclude the results of the Intelligence and the Physical Security divisions for both 2016 and 2015.

Revenues: Third quarter 2016 total revenues increased 7.3% to $237.2 million compared to $221.1 million for the third quarter of 2015.

Gross Profit: Third quarter 2016 gross profit and gross margin increased to $159.1 million and 67.1%, respectively, compared to $146.5 million and 66.3%, respectively, for the third quarter of 2015.

Operating Income: Third quarter 2016 operating income and operating margin were $36.0 million and 15.2%, respectively, compared to $37.8 million and 17.1%, respectively, for the third quarter of 2015.

Net Income from Continuing Operations: Third quarter 2016 net income and net margin increased to $32.4 million and 13.7%, respectively, compared to $29.5 million and 13.3%, respectively, for the third quarter of 2015.

Fully Diluted Earnings Per Share from Continuing Operations: Fully diluted earnings per share for the third quarter of 2016 increased 10.4% to $0.53, compared to $0.48 in the third quarter of 2015.

Operating Cash Flow and Cash Balance: Third quarter 2016 operating cash flow was $39.4 million. In the third quarter, $2.9 million was used for share repurchases and $9.6 million for dividends. As of September 30, 2016, total cash and cash equivalents, short term investments and marketable securities were $798.7 million, with no debt.

Non-GAAP Financial Highlights for the Third Quarter Ended September 30:

The following non-GAAP financial data are from continuing operations, which exclude the results of the Intelligence and the Physical Security divisions for both 2016 and 2015.

Revenues: Third quarter 2016 non-GAAP total revenues were $240.3 million, up 8.7% from $221.1 million for the third quarter of 2015.

Gross Profit: Third quarter 2016 non-GAAP gross profit and non-GAAP gross margin increased to $173.6 million and 72.2%, respectively, from $154.3 million and 69.8%, respectively, for the third quarter of 2015.

Operating Income: Third quarter 2016 non-GAAP operating income and non-GAAP operating margin increased to $64.2 million and 26.7%, respectively, from $55.7 million and 25.2%, respectively, for the third quarter of 2015.

Net Income from Continuing Operations: Third quarter 2016 non-GAAP net income and non-GAAP net margin increased to $50.7 million and 21.1%, respectively, from $46.3 million and 21.0%, respectively, for the third quarter of 2015.

Fully Diluted Earnings Per Share from Continuing Operations: Third quarter 2016 non-GAAP fully diluted earnings per share increased 10.7% to $0.83, compared to $0.75 for the third quarter of 2015.

Fourth Quarter and Full Year 2016 Guidance:

The following guidance assumes the closing of the inContact acquisition within two weeks and includes inContact’s results for the period from the closing of the acquisition until the end of the year.

Fourth Quarter 2016: Fourth quarter 2016 non-GAAP total revenues are expected to be in a range of $320 million to $334 million. Fourth quarter 2016 non-GAAP fully diluted earnings per share are expected to be in a range of $1.10 to $1.22.

Full Year 2016: Full year 2016 non-GAAP total revenues are expected to be in a range of $1,022 million to $1,036 million. Full year 2016 non-GAAP fully diluted earnings per share are expected to be in a range of $3.53 to $3.65.

Quarterly Results Conference Call

NICE management will host its earnings conference call today, November 10th, 2016 at 8:30 AM ET, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial in to the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-311-600, United Kingdom 0-800-678-1161, Israel 1-809-242-041. The Passcode is 551 268 39. Additional access numbers can be found at http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at http://www.nice.com/news-and-events/ir-events. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 7 days after the live broadcast, and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom 0-800-032-9687. The Passcode for the replay is 840 330 23.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses, share-based compensation, and certain business combination accounting entries, settlement, realized gain from substantial liquidation of marketable securities and tax adjustment re non-GAAP adjustments. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE.  All other marks are trademarks of their respective owners.  For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
 This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company).  In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words.  Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the effect of newly enacted or modified laws, regulation or standards on the Company and our products, and the risk that the required approvals for the inContact acquisition may not be received on the expected timeline or at all. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	September 30,		September 30,
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Product	$68,617	$68,266	$195,277	$207,821
Services	168,570	152,819	496,405	445,488
Total revenue	237,187	221,085	691,682	653,309

Cost of revenue:
Product	11,815	15,726	39,786	47,238
Services	66,249	58,853	195,185	174,303
Total cost of revenue	78,064	74,579	234,971	221,541

Gross profit	159,123	146,506	456,711	431,768

Operating Expenses:
Research and development, net	33,606	32,361	100,646	92,919
Selling and marketing	61,878	51,921	176,366	162,218
General and administrative	24,456	21,331	72,227	64,287
Amortization of acquired intangible assets	3,155	3,091	10,412	9,968
Total operating expenses	123,095	108,704	359,651	329,392

Operating income	36,028	37,802	97,060	102,376

Finance and other income, net	4,968	1,505	11,665	4,116

Income from continuing operations before tax	40,996	39,307	108,725	106,492
Taxes on income (tax benefit)	8,554	9,855	15,647	22,798
Net income from continuing operations	32,442	29,452	93,078	83,694

Discontinued operations
Gain on disposal and income (loss) from operations of discontinued operations	(2,143)	148,572	(2,259)	154,080
Taxes on income	-	35,080	-	36,336
Net income (loss) from discontinued operations	(2,143)	113,492	(2,259)	117,744

Net income	$30,299	$142,944	$90,819	$201,438

Basic earnings per share from continuing operations	$0.54	$0.49	$1.56	$1.40
Basic earnings (loss) per share from discontinued operations	$(0.03)	$1.91	$(0.04)	$1.98
Basic earnings per share	$0.51	$2.40	$1.52	$3.38

Diluted earnings per share from continuing operations	$0.53	$0.48	$1.53	$1.36
Diluted earnings (loss) per share from discontinued operations	$(0.03)	$1.85	$(0.04)	$1.92
Diluted earnings per share	$0.50	$2.33	$1.49	$3.28

Weighted average number of shares
outstanding used to compute:

Basic earnings (loss) per share	59,765	59,671	59,563	59,519
Diluted earnings (loss) per share	61,119	61,418	60,930	61,344

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	September 30,		September 30,
	2016	2015	2016	2015
GAAP revenues	$237,187	$221,085	$691,682	$653,309
Valuation adjustment on acquired deferred product revenue	75	-	1,450	-
Valuation adjustment on acquired deferred service revenue	3,026	-	8,676	177
Non-GAAP revenues	$240,288	$221,085	$701,808	$653,486

GAAP cost of revenue	$78,064	$74,579	$234,971	$221,541
Amortization of acquired intangible assets on cost of product	(6,285)	(6,877)	(20,167)	(20,539)
Amortization of acquired intangible assets on cost of services	(3,208)	-	(6,681)	-
Cost of product revenue adjustment (1,3)	(124)	(100)	(314)	(371)
Cost of services revenue adjustment (1,2,3)	(1,723)	(799)	(5,054)	(2,047)
Non-GAAP cost of revenue	$66,724	$66,803	$202,755	$198,584

GAAP gross profit	$159,123	$146,506	$456,711	$431,768
Gross profit adjustments	14,441	7,776	42,342	23,134
Non-GAAP gross profit	$173,564	$154,282	$499,053	$454,902

GAAP operating expenses	$123,095	$108,704	$359,651	$329,392
Research and development (1,2,3)	(1,385)	(1,377)	(4,462)	(2,193)
Sales and marketing (1,2,3)	(4,069)	(3,094)	(11,139)	(8,098)
General and administrative (1,2,3)	(5,153)	(2,560)	(13,246)	(8,127)
Amortization of acquired intangible assets	(3,155)	(3,091)	(10,412)	(9,968)
Settlement and related expenses	-	-	-	(390)
Non-GAAP operating expenses	$109,333	$98,582	$320,392	$300,616

GAAP finance & other income, net	$4,968	$1,505	$11,665	$4,116
Realized gain from substantial liquidation of marketable securities	(2,711)	-	(2,711)	-
Non-GAAP finance & other income, net	$2,257	$1,505	$8,954	$4,116

GAAP taxes on income	$8,554	$9,855	$15,647	$22,798
Tax adjustments re non-GAAP adjustments	7,228	1,024	23,753	7,431
Non-GAAP taxes on income	$15,782	$10,879	$39,400	$30,229

GAAP net income (loss) from continuing operations	$32,442	$29,452	$93,078	$83,694
Valuation adjustment on acquired deferred revenue	3,101	-	10,126	177
Amortization of acquired intangible assets	12,648	9,968	37,260	30,507
Share-based compensation (1)	9,458	6,948	25,714	19,854
Re-organization expenses (2)	1,523	982	3,293	982
Acquisition related expenses (3)	1,473	-	5,208	-
Realized gain from substantial liquidation of marketable securities	(2,711)	-	(2,711)	-
Settlement and related expenses	-	-	-	390
Tax adjustments re non-GAAP adjustments	(7,228)	(1,024)	(23,753)	(7,431)
Non-GAAP net income (loss) from continuing operations	$50,706	$46,326	$148,215	$128,173

GAAP diluted earnings (loss) per share from continuing operations	$0.53	$0.48	$1.53	$1.36

Non-GAAP diluted earnings per share from continuing operations	$0.83	$0.75	$2.43	$2.09

Shares used in computing GAAP diluted earnings (loss) per share	61,119	61,418	60,930	61,344

Shares used in computing Non-GAAP diluted earnings per share	61,119	61,418	60,930	61,344

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation

	Quarter ended		Year to date
	September 30,		September 30,
	2016	2015	2016	2015
Cost of product revenue	$(114)	$(100)	$(304)	$(371)
Cost of service revenue	(1,715)	(755)	(4,801)	(2,003)
Research and development	(1,383)	(439)	(3,541)	(1,255)
Sales and marketing	(4,008)	(3,094)	(10,441)	(8,098)
General and administrative	(2,238)	(2,560)	(6,627)	(8,127)
	$(9,458)	$(6,948)	$(25,714)	$(19,854)

(2)	Re-organization expenses

	Quarter ended		Year to date
	September 30,		September 30,
	2016	2015	2016	2015
Cost of service revenue	$(1)	$(44)	$(246)	$(44)
Research and development	-	(938)	(896)	(938)
Sales and marketing	-	-	(150)	-
General and administrative	(1,522)	-	(2,001)	-
	$(1,523)	$(982)	$(3,293)	$(982)

(3)	Acquisition related expenses

	Quarter ended		Year to date
	September 30,		September 30,
	2016	2015	2016	2015
Cost of product revenue	$(10)	$-	$(10)	$-
Cost of service revenue	(7)	-	(7)	-
Research and development	(2)	-	(25)	-
Sales and marketing	(61)	-	(548)	-
General and administrative	(1,393)	-	(4,618)	-
	$(1,473)	$-	$(5,208)	$-

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2016	2015
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$666,125	$325,931
Short-term investments	22,253	99,195
Trade receivables	149,200	177,323
Prepaid expenses and other current assets	62,100	43,561
Current assets of discontinued operations	2,672	9,142

Total current assets	902,350	655,152

LONG-TERM ASSETS:
Long-term investments	110,280	403,249
Other long-term assets	17,440	17,175
Property and equipment, net*	53,283	40,593
Deferred tax assets	19,194	14,130
Other intangible assets, net*	102,034	68,202
Goodwill	730,736	651,112

Total long-term assets	1,032,967	1,194,461

TOTAL ASSETS	$1,935,317	$1,849,613

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$18,928	$11,719
Deferred revenues and advances from customers	176,858	151,345
Accrued expenses and other liabilities	222,773	223,255
Current liabilities of discontinued operations	3,242	12,744

Total current liabilities	421,801	399,063

LONG-TERM LIABILITIES:
Deferred tax liabilities	12,913	15,040
Other long-term liabilities	17,700	17,952
Long-term liabilities of discontinued operations	2,409	2,409

Total long-term liabilities	33,022	35,401

SHAREHOLDERS' EQUITY	1,480,494	1,415,149

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,935,317	$1,849,613

*Certain comparative figures have been reclassified to conform to the current year presentation.

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	September 30,		September 30,
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income	$30,299	$142,944	$90,819	$201,438
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	16,932	14,339	50,332	44,670
Stock based compensation	9,457	7,402	25,714	20,677
Excess tax benefit from share-based payment arrangements	(2,024)	(2,028)	(3,172)	(4,042)
Amortization of premium and discount and accrued interest on marketable securities	714	730	2,355	1,943
Deferred taxes, net	(4,815)	2,380	(17,512)	(4,028)
Changes in operating assets and liabilities:
Trade Receivables	(13,691)	(33,465)	40,678	(15,017)
Prepaid expenses and other current assets	(1,340)	(1,410)	3,428	(3,887)
Trade payables	(372)	3,853	4,917	11,644
Accrued expenses and other current liabilities	18,890	62,534	(29,548)	49,926
Deferred revenue	(13,659)	669	16,196	53,175
Gain on sale and loss on disposal of discontinued operations	1,990	(148,428)	1,990	(148,428)
Realized gain on marketable securities	(2,817)	(9)	(3,366)	257
Other	(167)	(9)	(182)	2,838

Net cash provided by operating activities	39,397	49,502	182,649	211,166

Investing Activities

Purchase of property and equipment	(7,022)	(3,006)	(18,165)	(10,966)
Purchase of Investments	-	(103,697)	(47,221)	(227,844)
Proceeds from Investments	340,487	20,612	420,965	63,154
Capitalization of software development costs	(1,948)	(491)	(4,706)	(703)
Proceeds (repayment) from sale of discontinued operations	(1,990)	167,501	(1,990)	167,501
Payments for business acquisitions, net of cash acquired	(3)	-	(151,328)	(1,500)
Net cash provided by (used in) investing activities	329,524	80,919	197,555	(10,358)

Financing Activities

Proceeds from issuance of shares upon exercise of share options and ESPP	8,092	5,878	21,261	23,011
Purchase of treasury shares	(2,924)	(30,000)	(35,017)	(48,384)
Dividends paid	(9,568)	(9,566)	(28,604)	(28,680)
Capital Lease Payments	(515)	-	(695)	-
Excess tax benefit from share-based payment arrangements	2,024	2,028	3,172	4,042
Earnout payments related to acquisitions	-	(24)	-	(286)

Net cash used in financing activities	(2,891)	(31,684)	(39,883)	(50,297)

Effect of exchange rates on cash and cash equivalents	(912)	(2,299)	(127)	(4,764)

Net change in cash and cash equivalents	365,118	96,438	340,194	145,747
Cash and cash equivalents, beginning of period	301,007	236,292	325,931	187,497

Cash and cash equivalents, end of period	$666,125	$332,730	$666,125	$333,244